# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Invivyd, Inc., CIK 0001832038
CUSIP: 00534A102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1601 TRAPELO ROAD, SUITE 178, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 08/22/2025
Amends the filing with accession number 0000902664-22-002385
Filed by CIK 0001807489
Persons authorized to receive notices and communications: M28 Capital Management LP, 700 Canal Street, 1st Floor, Stamford, Connecticut (CT), 06902, 203-516-3730; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- M28 Capital Management LP (CIK 0001807489): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,248,250; sole dispositive power 0; shared dispositive power 9,248,250; aggregate amount beneficially owned 9,248,250 (4.4% of the class)
- Marc Elia (CIK 0001830496): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 300,000; shared voting power 9,248,250; sole dispositive power 300,000; shared dispositive power 9,248,250; aggregate amount beneficially owned 9,548,250 (4.6% of the class)
  Comment: The 300,000 shares of Common Stock reported in rows (7) and (9) of this cover page are shares of Common Stock underlying director stock options granted to Mr. Elia.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Invivyd, Inc.
Address of issuer's principal executive offices: 1601 TRAPELO ROAD, SUITE 178, WALTHAM, Massachusetts (MA), 02451
Comment: The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed with the Securities and Exchange Commission on April 1, 2022 (as amended, the "Schedule 13D"). This Amendment No. 4 supplements Items 3 and 6 and amends and restates Items 5(a)-(c), and (e) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. Due solely to a change in the number of outstanding shares of Common Stock of the Issuer, the Reporting Persons no longer beneficially own more than 5% of the Issuer's shares of Common Stock and the Reporting Persons are exiting the reporting system. This Amendment No. 4 is being filed solely as a result of such change. This Amendment No. 4 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The director stock options reported herein were acquired by Mr. Elia for his services rendered to the Issuer as a member of the Issuer's board of directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Person. The percentages in this Schedule 13D are calculated based upon 209,377,291 shares of Common Stock reported to be outstanding, as disclosed in the Issuer's Prospectus filed pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission on August 22, 2025 and the Issuer's August 22, 2025 Press Release, after giving effect to the completion of the offering and the exercise in full of the underwriters' overallotment option, as described therein, and assumes the exercise of the director stock options granted to Mr. Elia.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by the Reporting Persons in the past sixty (60) days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 22, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Elia holds an aggregate of 300,000 unvested and vested director stock options granted in consideration for his service on the board of directors of the Issuer. Mr. Elia is deemed to hold the options for the benefit of M28 Capital and the M28 Funds and Accounts.

## Signatures
- M28 Capital Management LP: /s/ Marc Elia, By: M28 Capital Management, GP LLC, General Partner, By: Marc Elia, Managing Member (08/26/2025)
- Marc Elia: /s/ Marc Elia, Marc Elia, Individually (08/26/2025)